UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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10027761

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 – 40956 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

A. J. PACE & CO., INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 BROADWAY, SUITE 1601
(No. And Street)

NEW YORK, (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY PACE (212) 277-7223
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2010
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

## OATH OR AFFIRMATION

I, ANTHONY PACE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A. J. PACE & CO., INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO /PRESIDENT

Title

Barbara A. Lederman

Notary Public

BARBARA A. LEDERMAN
Notary Public, State of New York
No. 4964395
Qualified in Westchester County
Commission Expires April 2, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# A.J. PACE & CO., INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2009

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
A.J. Pace & Co., Inc.:

We have audited the accompanying statement of financial condition of A.J. Pace & Co., Inc. (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of A.J. Pace & Co., Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 4, 2009

# A.J. PACE & CO., INC.
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2008

## ASSETS

| | |
|---|---|
| Cash | $ 1,269 |
| Due from broker | 321,406 |
| Management fees receivable | 2,300 |
| Prepaid expenses | 10,624 |
| Security deposits | 500 |
| Fixed assets (net of accumulated depreciation of $633,359) | 27,546 |
| TOTAL ASSETS | $ 363,645 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and other liabilities | $ 33,759 |
| Stockholder's Equity: | |
| Common stock, 200 shares authorized, no par value 100 shares issued and outstanding | 50,000 |
| Additional paid-in capital | 3,541,823 |
| Accumulated deficit | (3,261,937) |
| TOTAL STOCKHOLDER'S EQUITY | 329,886 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 363,645 |

The accompanying notes are an integral part of this financial statements.

NOTE 1. ORGANIZATION AND OPERATIONS

A.J. Pace & Co., Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business activities consist primarily of agency commission transactions. The company maintains offices in New York and Florida.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Income

The Company records commission income and related expenses on a trade-date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

Management Fee Income

The Company records quarterly management fee income from a related party at a percentage of capital under management subject to such management fees. The Company records fee income as earned.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the declining balance method over an estimated useful life of five to seven years for equipment and straight line over the life of the leases for leasehold improvements.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company's stockholder has elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the stockholder is liable for the federal and state tax on corporate income and receives the benefit of corporate loss. The Company is treated as a "C" corporation for New York City income tax purposes.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes (formerly Statement of Financial Accounting Standards No. 109 and FIN 48) which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. At December 31, 2009, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company has a combined state and city deferred income tax asset of $204,940 at December 31, 2009 related to the current year net loss and to net operating loss carry forwards. A valuation allowance has been established offsetting the $204,940 as the ultimate realization of these benefits is uncertain. The Company had net operating loss carry forwards of approximately $2,059,000 as of December 31, 2009 which begin to expire in 2023.

The valuation allowance increased by $7,357 for the year ended December 31, 2009.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. PROPERTY AND EQUIPMENT

Details of property and equipment at December 31, 2009 are as follows:

| | |
|---|---|
| Office equipment | $ 189,866 |
| Furniture and fixtures | 132,430 |
| Leasehold improvements | 338,609 |
| | 660,905 |
| Less accumulated depreciation | 633,359 |
| | $ 27,546 |

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital as defined, of $ 284,805, which was $ 234,805 in excess of its required net capital of $50,000.

NOTE 5. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii), and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 6. OFF-BALANCE-SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

NOTE 7. OTHER CONCENTRATIONS

A substantial portion of the Company's assets are held by its clearing broker. Management does not expect any loss with respect to its relationship with its clearing broker.

NOTE 8. PROFIT SHARING PLAN

The Company has a profit sharing plan which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. Profit sharing plan contributions for the year ended December 31, 2009 were approximately $8,200.

## NOTE 9. MAJOR CUSTOMERS AND RELATED PARTY TRANSACTIONS

Included in commissions for the year ended December 31, 2009 is approximately $60,101 earned from one related party customer, of which the Company's stockholder is the General Partner. In addition, included in revenues for 2009 is approximately $4,744 of management fees earned from a related party, of which $2,300 is due at December 31, 2009.

## NOTE 10. COMMITMENTS AND CONTINGENCIES

Occupancy expense, net of rental income of approximately $51,249, for the year ended December 31, 2009 was approximately $271,692.

Pursuant to an agreement with its clearing broker, the Company is required to maintain net capital of at least $150,000.

## NOTE 11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 4, 2010, the date that these financial statement were available to be issued, and believes that there are no subsequent events requiring further disclosure.